Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600

617 832 1000 main
617 832 7000 fax

Mark A. Haddad
Boston Office
617.832.1724
November 26, 2008	mhaddad@foleyhoag.com

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Mail Stop 6010

Attention:    Brian R. Cascio, Accounting Branch Chief

Re:	ABIOMED, Inc. Form 10-K for the year ended March 31, 2008 File No. 1-9585

Dear Mr. Cascio:

Set forth below, on behalf of our client ABIOMED, Inc. (“Abiomed” or the “Company”), are responses to the comments of the Staff on the above filing in your letter dated October 29, 2008.

Form 10-K for the fiscal year ended March 31, 2008

Item 1.	Business

1.	We note from unconfirmed new sources that, because of its size, the AbioCor is only compatible with men who have a large frame and that it has a product life expectancy of 18 months. We also understand that a second version of the device is under development that will be smaller and may have a longer product life expectancy. If the substance of these reports is true, please expand your disclosure in your future filings to discuss any material developments in your replacement heart products.

Response to Comment 1:

In its most recently filed quarterly report on Form 10-Q (page 18), filed on November 10, 2008 for the fiscal quarter ended September 30, 2008 (the “Recent 10-Q”), Abiomed added the following additional disclosures to its description of the AbioCor in Management’s Discussion and Analysis (“MD&A”) in accordance with the Staff’s comments:

“The use of AbioCor is limited to normal to larger sized male patients and has a product life expectancy of 18-24 months. We are testing a newer version of the AbioCor, the AbioCor II that will be smaller and may have a longer product life expectancy than the AbioCor.”

BOSTON    |    WASHINGTON    |    EMERGING ENTERPRISE CENTER    |    FOLEYHOAG.COM

United States Securities and Exchange Commission

November 26, 2008

Please note that Abiomed’s filings in the recent past, as well as the Recent 10-Q (page 18), have stated:

“We do not expect that revenues from sales of the AbioCor will be a material portion of our total revenues for the foreseeable future as our primary strategic focus is centered around heart recovery for acute heart failure patients.”

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

2.	Please expand your “Overview” section on page 31 to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.

Response to Comment 2:

In the Recent 10-Q (page 16), Abiomed added the following additional disclosures to its Overview section in MD&A in accordance with the Staff’s comments:

“Our strategic focus and the driver of the most recent revenue growth in our business is the market penetration of our Impella 2.5 product, which recently received 510(k) clearance in June 2008. In addition to the 510(k) clearance, we are also conducting clinical trials of our Impella 2.5 for additional indications of use, with the goal of establishing Impella as the standard of care in the cath lab. We are also in clinical trials with our Impella 5.0 device, which is larger and provides more blood flow than the Impella 2.5.

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November 26, 2008

“In order for our manufacturing to meet the expected demand for our Impella 2.5 product, we have been increasing our inventory levels and implementing process improvements at our manufacturing facilities in Aachen, Germany, to increase the output that we can produce at the facility. We also recently signed a lease for a facility in Athlone, Ireland, where we plan to establish a high-throughput manufacturing facility for the production of our Impella products in order to meet anticipated sales volumes of Impella 2.5. We expect our Ireland facility to be operational by the end of fiscal year 2010.

“Revenues from our other heart recovery products have been relatively flat recently as we have strategically shifted our sales and marketing efforts towards our Impella products. We expect that sales from these other products will have limited or no growth as we dedicate the majority of our focus and resources on our Impella products. We have from time to time engaged in console placement programs related to our iPulse consoles, in order to encourage utilization of our BVS and AB5000 disposables. We have also developed a portable driver for our AB5000 product for which we are currently seeking FDA approval. Once approved, we believe that the added mobility afforded by the portable driver will help our overall AB5000 revenues. Our BVS product was launched over 15 years ago and revenue from this product has been declining as AB5000, our next-generation product for heart recovery, is designed to provide a longer duration of support than the BVS 5000 and facilitates patient mobility in the hospital. We expect revenue from BVS to continue to decline as our customers transition more to AB5000 disposables and also as our new Impella products are introduced in the U.S. We expect limited or no growth in our revenues from our AB5000 business for the remainder of fiscal 2009 as we continue to focus on our Impella products. We do not expect that revenues from sales of our replacement heart product, the AbioCor, will be a material portion of our total revenues for the foreseeable future as our primary strategic focus is centered around heart recovery for acute heart failure patients. We have not recognized any AbioCor revenue during the first six months of fiscal 2009.

“We have incurred net losses since our inception, including net losses of $6.3 million and $15.4 million for the three and six months, respectively, ended September 30, 2008. We expect to incur additional net losses in the future as we continue to invest in research and development expenses related to our products, increase our inventory levels, and ramp up our manufacturing facility in Ireland.

“Our financial condition has been bolstered by our recent public offering, which yielded us approximately $42.0 million in net proceeds after deducting offering expenses. We expect that our existing cash resources, together with our revenues, will be sufficient to fund our operations for at least the next 12 months.”

United States Securities and Exchange Commission

November 26, 2008

3.	We note that you currently utilize a Humanitarian Device Exemption to make your AbioCor product available to a limited number of patients. In your future filings, please disclose whether you intend to seek broader regulatory clearance for the AbioCor product and discuss and analyze any known trends or uncertainties that you reasonably expect related to that decision such as a material favorable or unfavorable impact on net sales or revenues or income or losses from continuing operations. Refer to Item 303 of Regulation S-K.

Response to Comment 3:

In the Recent 10-Q (page 18), Abiomed added the following additional disclosures to its description of the AbioCor in MD&A in accordance with the Staff’s comments:

“Because the AbioCor is only available to a limited patient population, we do not expect that demand will meet the 4,000 patient limit under HDE approval. As a result, we have no current plans to seek a broader regulatory approval of the AbioCor.”

Please also refer to the Response to Comment 1 above.

Item 11.	Executive Compensation

Base Salary

4.	We note the disclosure on page 19 of the proxy statement that you have incorporated by reference concerning how base salaries were determined for your named executive officers. In your future filings, as applicable, please identify the “external market peers” located in your geographic area that were used to determine base salaries. We also note from your disclosure that base salaries are targeted around the median of your selected peers. Given that you target this element of your compensation packages, please also discuss and analyze in your applicable future filings how the base salaries for your named executive officers relate to the selected peer data and include an analysis of where actual base salaries fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why. We also note that the targeted base salaries are then adjusted based on past performance, experience, responsibilities and skills. Explain, if applicable, how those factors affected the determination of base salaries.

United States Securities and Exchange Commission

November 26, 2008

Response to Comment 4:

In future filings, Abiomed will revise its disclosure to provide additional detail, as applicable.

Cash Bonus

5.	We note from your discussion on page 20 of the proxy statement that you have incorporated by reference that you do not disclose the goals, such as meeting revenue targets and reducing expenses, in order for your named executive officers to receive their bonuses. In future filings, please provide such disclosure as applicable. To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific targets or goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Response to Comment 5:

In future filings, Abiomed will revise its disclosure to provide additional detail, as applicable. Abiomed is aware of the Staff’s position that targets, such as Company-wide revenue targets, when disclosed on a historical basis, do not qualify for confidential treatment. To the extent such targets are applicable to Abiomed’s compensation decisions, Abiomed will disclose them in future filings on a historical basis. However, to the extent that other performance targets would pose competitive harm to Abiomed if disclosed, such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, Abiomed will provide additional detail, such as a discussion of how difficult or likely it was for the target levels to be achieved.

Equity Incentives

6.	We note from your discussion on page 21 of the proxy statement that you have incorporated by reference that the committee sets target levels for grants which reflect an executive officer’s experience, level of responsibility and skills. In future filings, please expand the disclosure to discuss in greater detail how those factors translated into the actual equity awards made to the named executive officers.

United States Securities and Exchange Commission

November 26, 2008

Response to Comment 6:

In future filings, Abiomed will revise its disclosure to provide additional detail.

Note 11. Strategic Investment, page F-16

7.	Please tell us the purpose of the loan to World Heart and whether this was made in connection with a business collaboration or planned acquisition.

Response to Comment 7:

The loan to WorldHeart was an investment made by Abiomed in a company developing technology and products within Abiomed’s market that could potentially be complimentary to Abiomed’s product offerings. WorldHeart is well-respected in the field of circulatory support and has an extensive network of loyal heart surgeons. The initial intent of the investment was to explore technical synergies between the two companies, such as the potential to use Abiomed’s information and transcutaneous energy transfer (iTET) system with WorldHeart’s Levacor product.

The investment was not made in connection with any planned acquisition or formal business collaboration. Subsequent to Abiomed’s investment, WorldHeart raised additional financing as part of a recapitalization in July 2008, in which Abiomed’s loan and warrants were converted to shares of WorldHeart’s common stock.

8.	Please tell us and disclose in future filings the specific derivative instruments related to the World Heart strategic investment and the related accounting treatment for these instruments. Please clarify how you valued these derivatives and how they are recorded in your financial statements.

Response to Comment 8:

In the Recent 10-Q (page 11), Abiomed included the following disclosures in Footnote 9 – Investment in WorldHeart to identify the specific derivative instruments in accordance with the Staff’s comments:

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November 26, 2008

“In December 2007, the Company entered into a convertible note purchase agreement with WorldHeart, a developer of implantable mechanical circulatory support systems for chronic heart failure patients. The Company loaned $5.0 million in a convertible secured note to WorldHeart with a term of two years and bearing interest at 8% per annum. No payments were required by WorldHeart until the end of the note’s term. The Company advanced $1.0 million of the loan in December 2007 and the remaining $4.0 million was advanced in January 2008. The note was secured by all of the assets of WorldHeart, including its intellectual property. The principal amount of the note was convertible, at the Company’s option, into shares of WorldHeart common stock at a price of approximately $1.75 per share. In addition to the note, the Company was issued a warrant for the purchase of up to 3.4 million common shares of WorldHeart at $0.01 per share. The warrant was to expire in December 2012. The Company recorded this investment as a note receivable with an embedded conversion feature and a warrant. The conversion feature on the note receivable and warrant were valued on the transaction dates based on the Black-Scholes model. Due to WorldHeart’s liquidity problems, the Company recorded an impairment charge of $5.0 million during fiscal 2008 relating to its note receivable from WorldHeart and associated derivative instruments (the warrant and conversion feature on the note receivable). As a result, the Company wrote down its investment in its note receivable and these derivative instruments to zero at March 31, 2008.”

As mentioned in the disclosure, the specific derivatives related to the WorldHeart investment were the conversion feature on the note receivable and the warrant for WorldHeart common shares. The Company’s accounting analysis is as follows:

Statement of Financial Accounting Standards (“SFAS”) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended and interpreted, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. For speculative purposes, derivative gains or losses must be marked-to-market and gains or losses are realized in the current period’s income.

Under SFAS No. 133 definition (paragraph 6), a derivative instrument is a financial instrument or other contract with all three of the following characteristics:

(a) It has (1) one or more underlyings and (2) one or more notional amounts (by any other name) or payment provisions or both. Those terms determine the amount of the settlement or settlements, and, in some cases, whether or not a settlement is required. An underlying is a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, or other variable.

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(b) It requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

(c) Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

The Company concluded that the warrant in WorldHeart did meet the definition of a derivative instrument under paragraph 6. The warrant does have an underlying as it is tied to WorldHeart’s stock price, there is no initial net investment and there are explicit terms allowing for net settlement. Since the warrant would meet the definition of a derivative instrument, the Company was required to value the derivative instrument quarterly on a mark-to-market basis with charges and/or credits to be recorded in the income statement while the warrant was outstanding.

With respect to the conversion feature within the convertible note, paragraph 12 of SFAS No. 133 provides guidance on whether an embedded derivative should be separated from the host contract. Paragraph 12 states, in part:

“An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to this Statement if and only if all of the following criteria are met:

a. The economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract.”

The Company determined that the economic characteristics and risks of the embedded equity derivative are not clearly and closely related to the economic characteristics and risks of the debt host. Paragraph 61(k) of SFAS No. 133 states, in part, “The changes in fair value of an equity interest and the interest rates on a debt instrument are not clearly and closely related.

b. The contract (“the hybrid instrument”) that embodies both the embedded derivative instrument and the host contract is not remeasured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur.”

In analyzing this, US generally accepted accounting principles do not typically allow a noteholder to remeasure the instrument at fair value. Please note that this transaction was completed before the adoption of SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, which became effective for Abiomed commencing April 1, 2008.

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November 26, 2008

c. “A separate instrument with the same terms as the embedded derivative instrument would, pursuant to paragraphs 6–11 of SFAS No. 133, be a derivative instrument subject to the requirements of this Statement. (The initial net investment for the hybrid instrument shall not be considered to be the initial net investment for the embedded derivative.) However, this criterion is not met if the separate instrument with the same terms as the embedded derivative instrument would be classified as a liability (or an asset in some circumstances) under the provisions of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, but would be classified in stockholders’ equity absent the provisions in SFAS No. 150.”

The Company concluded that the conversion feature has an underlying (fixed conversion price), a notional amount (number of shares to be received), requires little or no initial net investment and has a net settlement provision (shares of WorldHeart are readily convertible into cash). From WorldHeart’s perspective, the note would be classified as a liability under SFAS No. 150. Accordingly, it is concluded that the conversion feature of the note is an embedded derivative and should be separated from the host.

The Company also considered whether a “large block” discount would be appropriate in determining the fair value of either the warrant or convertible note. SFAS No. 133, paragraph 315, states:

“Consistent with Statement 107, the definition of fair value in this Statement precludes an entity from using a “blockage” factor (that is, a premium or discount based on the relative size of the position held, such as a large proportion of the total trading units of an instrument) in determining the fair value of a large block of financial instruments. The definition of fair value requires that fair value be determined as the product of the number of trading units of an asset times a quoted market price if available. Statement 107 further clarifies the issue:

“Under the definition of fair value in paragraph 5, the quoted price for a single trading unit in the most active market is the basis for determining market price and reporting fair value. This is the case even if placing orders to sell all of an entity’s holdings of an asset or to buy back all of a liability might affect the price, or if a market’s normal volume for one day might not be sufficient to absorb the quantity held or owed by an entity.

“Some respondents to the Exposure Draft indicated that the guidance in Statement 107 (and implicitly the definition of fair value in this Statement) should be revised to require or permit consideration of a discount in valuing a large asset position. They asserted that an entity that holds a relatively large amount (compared with average trading volume) of a traded asset and liquidates the entire amount at one time likely would receive an amount less than the quoted market price. Although respondents generally focused on a discount, holding a relatively large amount of an asset might

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sometimes result in a premium over the market price for a single trading unit. The Board currently believes that the use of a blockage factor would lessen the reliability and comparability of reported estimates of fair value.”

Accordingly, even though the average trading volume of WorldHeart common stock was less than 15,000 shares per day at the time the warrant was issued to Abiomed, a “large block” or “blockage” discount was inappropriate when valuing the warrant and conversion feature.

As discussed below, because the fair value of the warrant and convertible note exceeded the consideration given, the Company needed to determine how the excess credit (“day one gain”) should be accounted for.

The Company looked to Emerging Issues Task Force (“EITF”) 02-3, Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities, SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, and to SAB No. 104, Revenue Recognition.

Paragraph 4 of EITF 02-3 states, “Questions have been raised about whether unrealized gains or losses may be reported at inception of energy trading contracts, absent evidence from quoted market prices or other current market transactions with similar terms and counterparties. The FASB staff questions the appropriateness of such gains, in light of the guidance in Issue 00-17, in transactions for which fair value is determined in a manner other than by reference to quoted market prices or current market transactions for similar contracts.”

Paragraph 9 of EITF 02-3 states, “The FASB staff indicated that until such time that the working group recommendations on Issue 2 are considered by the Task Force, the FASB staff will continue to hold the view that Issues 98-10 and 00-17 do not allow for recognition of dealer profit, or unrealized gain or loss at inception, unless evidenced by quoted market prices or other current market transactions for energy trading contracts with similar terms and counterparties.”

The Company has analogized these positions to SFAS No. 91, Accounting for Loan Origination Fees. The warrant issued by WorldHeart to Abiomed was likened to a loan inducement payment. Paragraph 2 of SFAS No. 91 states, “This Statement establishes standards of financial accounting and reporting for nonrefundable fees and costs associated with lending activities and loan purchases. Lending, committing to lend, refinancing or restructuring loans, arranging standby letters of credit, syndicating loans, and leasing activities are “lending activities” for purposes of this Statement. The lender’s activities that precede the disbursement of funds can generally be distinguished between (a) efforts to identify and attract potential borrowers and (b) efforts necessary to originate a loan or loan commitment after a potential borrower requests a loan or loan

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commitment. Nonrefundable fees have many different names in practice, such as origination fees, points, placement fees, commitment fees, application fees, management fees, restructuring fees, and syndication fees, but, for purposes of this Statement, they are referred to as loan origination fees, commitment fees, or syndication fees.”

Paragraph of SFAS No. 91 states, in part, “Loan origination fees shall be deferred and recognized over the life of the loan as an adjustment of yield (interest income).”

The Company concluded that the warrant was analogous to a loan inducement and, accordingly, the fair value of the warrant at the inception of the loan should be deferred and amortized over the two year term of the loan as an adjustment of yield. Also, in accordance with SFAS No. 133, the warrant should be marked to market at each subsequent reporting period with a corresponding charge or credit to earnings.

For the convertible note, the Company reached the same conclusion with respect to the day one gain. It then needed to determine how the value of the conversion feature should be allocated between the convertible note and warrant.

The Company looked to Derivatives Implementation Group (“DIG”) Issue B-6, Allocating the Basis of a Hybrid Instrument to the Host Contract and the Embedded Derivative, which states, in part:

“QUESTION - How should the basis of a hybrid instrument be allocated to the host contract and the embedded derivative when separate accounting for the embedded derivative is required by Statement 133?

“Three methods have been identified for determining the initial carrying values of the host contract component and the embedded derivative component of a hybrid instrument:

“1. Estimating the fair value of each individual component of the hybrid instrument and allocating the basis of the hybrid instrument to the host instrument and the embedded derivative based on the proportion of the fair value of each individual component to the overall fair value of the hybrid (a “relative fair value” method)

“2. Recording the embedded derivative at fair value and determining the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivative (a “with and without” method based on the fair value of the embedded derivative)

“3. Recording the host contract at fair value and determining the carrying value assigned to the embedded derivative as the difference between the basis of the hybrid instrument and the fair value of the host contract (a “with and without” method based on the fair value of the host contract).”

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Because the “relative fair value” method (#1 above) involves an independent estimation of the fair value of each component, the sum of the fair values of those components may be greater or less than the initial basis of the hybrid instrument, resulting in an initial carrying amount for the embedded derivative that differs from its fair value. Similarly, the “with and without” method based on the fair value of the host contract (#3 above) may result in an initial carrying amount for the embedded derivative that differs from its fair value. Therefore, both of those methods may result in recognition of an immediate gain or loss upon reporting the embedded derivative at fair value.

SFAS No. 133 Implementation Issue No. B6 further states: “The allocation method that records the embedded derivative at fair value and determines the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivative (#2 above) should be used to determine the carrying values of the host contract component and the embedded derivative component of a hybrid instrument when separate accounting for the embedded derivative is required by SFAS No. 133.”

SFAS No. 133 requires that an embedded derivative that must be separated from its host contract be measured at fair value. As stated in paragraph 301 of the basis for conclusions, “. . . the Board believes it should be unusual that an entity would conclude that it cannot reliably separate an embedded derivative from its host contract.” Once the carrying value of the host contract is established, it would be accounted for under generally accepted accounting principles applicable to instruments of that type that do not contain embedded derivatives. Upon separation from the host contract, the embedded derivative may be designated as a hedging instrument, if desired, provided it meets the hedge accounting criteria.

While footnote 13 to paragraph 49 of SFAS No. 133 addresses separation of a compound derivative upon initial application of Statement 133, the notion that the sum of the fair values of the components should not exceed the overall fair value of the combined instrument is also applicable to hybrid instruments containing a nonderivative host contract and an embedded derivative. However, in instances where the hybrid instrument is reported at fair value with changes in fair value recognized in earnings, paragraph 12(b) would not be met and therefore separation of the embedded derivative from the host contract would not be permitted.

The Company then needed to determine how the day one gain should be allocated between the warrant and convertible note. The relative fair value method described above is also relevant and appropriate for allocating the day one gain on the balance sheet. The Company then determined how it should account for the day one

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gain. The day one gain is effectively a yield adjustment on the note. It should be recognized in income under revenue recognition criteria with emphasis on realization and collectibility. The Company then determined how it should account for the value of the note.

Since the note is recorded at less than its face value due to the value of the warrant and embedded derivative, it too should be accreted to face value over its term based on revenue recognition criteria.

The Company valued the note receivable and conversion feature on the note for the disbursement of $5.0 million as follows:

•

The note receivable itself was valued based on the net present value of cash flows expected to be received on the note. The Company used a discount rate that would best reflect the credit risk associated with the investment. These types of investments in the life sciences industry bear discount rates between 14%-30%. Based on this and the fact that WorldHeart had some uncertainties about its liquidity, the Company used a 20% discount rate for the net present value of cash flows. Using the 20% discount rate, the Company valued the note to be approximately $4.0 million ($0.8 million for the December 2007 tranche and $3.2 million for the January 2008 tranche).

•

The conversion feature was valued using a Black-Scholes model. The Company believed that Black-Scholes was the most appropriate method to value the conversion feature. Based on this, the Company valued the conversion feature for the December 2007 tranche to be approximately $0.9 million at the date of the transaction based on the following inputs into the Black Scholes model:

•	Stock Price - $2.59 (WH trading price on December 11, 2007)

•	Exercise Price - $1.75 (conversion price of note)

•	Expected Term – 2 Yrs (note term)

•	Volatility – 91.67% (2 year historical volatility)

•	Risk Free Rate of Return- 2.94% (2 yr US treasury bill rate)

•	The conversion feature for the January 2008 tranche was valued to be $3.2 million at date of the transaction under the following Black-Scholes inputs:

•	Stock Price - $2.39 (WH trading price on 1/3/08)

•	Exercise Price - $1.75 (conversion price of note)

•	Expected Term – 2 Yrs (note term)

•	Volatility – 97.12% (2 year historical volatility)

•	Risk Free Rate of Return- 2.83% (2 yr US treasury bill rate)

•	The warrant was valued using a Black-Scholes model. The Company believed that the Black-Scholes model was the most appropriate method to value the

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warrant. Based on this, the Company valued the warrant for the December 2007 tranche to be approximately $1.7 million at the date of transaction based on the following inputs into the Black-Scholes model:

•	Stock price - $2.59 (WH trading price on 12/11/07)

•	Exercise price - $0.01

•	Expected Term - 5 years (warrant term of 5 years)

•	Volatility - 144.97% (5 year historical volatility)

•	Rate - 3.32% (5 yr U.S. Treasury bill rate)

•	At January 3, 2008, the second tranche of the warrant was valued to be approximately $6.5 million under the following Black-Scholes assumptions:

•	Stock Price - $2.39 (WH trading price on Jan 3)

•	Exercise Price - $0.01 (exercise price of warrant)

•	Expected Term - 4.94 Yrs (warrant term)

•	Volatility - 131.3% (5 year historical volatility)

•	Risk Free Rate of Return- 3.26% (5 yr US treasury bill rate)

Within the allocation of the relative fair values of the note, including the embedded derivative and the warrant, no value was initially ascribed to the note receivable. The Company was to amortize the discount on the note receivable over the two year life of the note up to the original $5.0 million face value of the note, if the interest income was deemed to be realizable.

In summary, as of the transaction date, the following values were determined:

Note receivable	$0.0 million
Conversion feature	4.1 million
Warrant	8.2 million

Total	$12.3 million

In the aggregate, the Company recorded $12.3 million on the transaction dates for the fair value associated with the note receivable, including the embedded conversion feature derivative, and the warrant. The net of $7.3 million over the $5.0 million original cash investment was recorded as deferred gain on WorldHeart note receivable and warrant. As mentioned above, the Company intended to amortize this deferred gain on the WorldHeart note receivable and warrant into interest income over the two year term of the note, if deemed to be realizable.

When Abiomed entered into the transaction with WorldHeart, the Company was aware that WorldHeart was pursuing additional financing arrangements, as WorldHeart was in a net loss position and expected a going concern audit opinion on its December 31, 2007 financial statements. In April 2008, WorldHeart filed two separate Form 8-Ks, disclosing that it had received two delisting notices under NASDAQ’s Marketplace Rule 4310(c)(8)(D). Also in April 2008, WorldHeart filed a Form 8-K disclosing it had

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received a going concern opinion from its independent audit firm. In May 2008, WorldHeart filed a Form 8-K disclosing that its potential primary investor was not able to give its assurance of commitment to allow it to access capital to meet current financing needs, which would put WorldHeart into default under the Abiomed note agreement. Additionally, WorldHeart disclosed that it had limited cash available to continue operations and that if it was unable to secure additional funding, it would be forced to take extraordinary business measures which could include filing for bankruptcy, ceasing operations and liquidating assets. Due to these events, the Company recorded an impairment charge during its fourth fiscal quarter ended March 31, 2008 writing down the $5.0 million investment in WorldHeart. The write-down was comprised of $12.3 million recorded as fair value on the transaction dates for the note receivable, including the embedded conversion feature derivative, and the warrant less $7.3 million recorded as deferred gain on WorldHeart note receivable and warrant. As such the carrying value of the note receivable and warrant was zero at March 31, 2008.

9.	Please tell us and disclose in future filings the nature of the deferred gain, how it was computed and where it has been recorded in your financial statements. The accounting treatment for the deferred gain should be clearly disclosed.

Response to Comment 9:

As discussed in Response to Comment 8, the deferred gain was determined to be the excess of fair value of the note receivable, conversion feature and warrant over the investment of $5.0 million. The original amount of the deferred gain was $7.3 million. During the fourth quarter of fiscal 2008, the Company determined that the WorldHeart investment became impaired in full by March 31, 2008, and as a result the related assets and deferred gain were reduced to zero in the Company’s balance sheet.

10.	In addition, please clarify the accounting for the warrant received in connection with this strategic investment and how this is recorded in your financial statements. The accounting for the exercise of the warrant in the first quarter of fiscal 2008 should also be clearly disclosed.

Response to Comment 10:

See further details in Response to Comment 8. As a result of WorldHeart’s recapitalization in June 20, 2008, as amended on July 31, 2008, the Company received 86,000,000 common shares of WorldHeart, which represented approximately 21.6% of WorldHeart’s issued and outstanding common shares following the transaction. The shares were received as a result of the Company’s conversion of the full amount of principal and interest owed on the $5.0 million convertible secured note issued in December 2007, the Company’s release of the security interest in all of the assets of

United States Securities and Exchange Commission

November 26, 2008

WorldHeart that secured the note, termination of the Company’s warrant to purchase 3,400,000 million common shares of WorldHeart issued in December 2007, and forgiveness of other amounts owed to the Company by WorldHeart.

The Company’s accounting basis in the 86,000,000 common shares of WorldHeart is equal to the carrying value of the note receivable, debt conversion feature and warrant at the date of recapitalization, that is, zero. The Company is accounting for its 21.6% equity interest in WorldHeart using the equity method of accounting. Since the Company has not provided any guarantees to WorldHeart, the carrying value of its investment will remain at zero unless and until WorldHeart becomes profitable.

11.	Please explain to us, and disclose in future filings, how you accounted for the 86 million common shares of World Heart received upon conversion of the note receivable. Since the note receivable has been written down to zero, please explain your basis in the shares received upon conversion and how you determined the value of these shares.

Response to Comment 11:

See Response to Comment 10. The Company converted its note receivable, including accrued interest, and terminated its warrant in July 2008 in return for 86,000,000 common shares of WorldHeart. At the time of the conversion of the note receivable, the Company had already written down its entire investment in WorldHeart to zero. Therefore zero was the basis for the equity investment in WorldHeart in which the Company is accounting for these shares under the equity method of accounting. In the Recent 10-Q (page 11), Abiomed included the following disclosures in Footnote 9 – Investment in WorldHeart to identify the specific derivative instruments in accordance with the Staff’s comments:

“The Company is accounting for this investment using the equity method of accounting. The carrying value of this investment was zero at September 30, 2008.”

Form 10-Q for June 30, 2008

Note 4. Fair Value Measures, page 8

12.	Please tell us and revise future filings to disclose how you determined the fair value of the Columbia Fund securities as of June 30, 2008. Your disclosures should discuss the models, methods, inputs and significant assumptions used in the valuation. If you relied on more than one source of information or applied more than one technique, tell us how you evaluated and weighted the information considered and the techniques applied. Please refer to the requirements of SFAS 157.

United States Securities and Exchange Commission

November 26, 2008

Response to Comment 12:

The Columbia Strategic Cash Portfolio Fund (the “Columbia Fund”), is a fund sponsored by Columbia Management, an affiliate of Bank of America, in which the investment purpose is to maintain principal and earn a minimal return. The Fund was originally comprised of U.S. government securities, corporate securities and U.S. corporate commercial paper and other investments, the majority of which are rated by Moody’s and Standard and Poors with a rating of A or higher, with primarily short-term maturities.

On December 6, 2007, the Columbia Fund ceased accepting redemption requests from new or current investors and changed its method of valuing the securities in the Columbia Fund at market value rather than amortized cost. At June 30, 2008, the Columbia Fund held over $1.9 billion in assets, and Abiomed’s market value of the interest in the Columbia Fund was $22.7 million.

On December 31, 2007, Columbia Management sent a letter to its investors describing its valuation process for securities held in the Columbia Fund. The pricing process is consistent with industry standards and there are various reviews on a daily, monthly and ad hoc basis as follows:

•	On a daily basis, pricing updates are done on securities from third party pricing services (IDC, Reuters or Bloomberg) and these updates are reviewed for any unusual changes or anomalies.

•

On a monthly basis, expanded reports of pricing results are reviewed by the Columbia Mutual Fund Valuation Committee, including securities in which a pricing quote was not provided by a third party pricing service. The Columbia Mutual Fund Valuation Committee will also hold special meetings if there are certain market events or specific securities that may need to be reviewed for impact on particular securities valuations.

•	All valuation determinations are reviewed by the independent auditors as part of the annual audit of the Columbia Fund.

As of February 12, 2008, 95% of the securities in the fund were those in which the fair value was determined through readily available market data. For these securities, an independent third party pricing service (or services) delivers nightly security valuations to the Columbia Fund accounting agent. On a monthly basis, Abiomed reviews these securities and on a test basis performs analytics for specific funds to ensure reasonableness. Through discussions with Columbia Management personnel, it is the understanding of Abiomed that the percentage of securities with readily determinable values has not changed significantly since February 2008.

United States Securities and Exchange Commission

November 26, 2008

The remaining 5% of securities in the Columbia Fund is comprised of financial assets for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. These securities are valued by Bank of America primarily using broker pricing models that incorporate transaction details such as contractual terms, maturity, timing and amount of future cash inflows, as well as assumptions about liquidity. All valuations for securities of this type are reviewed by the Columbia Fund Valuation Committee, which is comprised of investment professionals, fixed income and equity traders, risk management professionals and accountants and is advised at each meeting by legal, compliance, and internal audit professionals. The Company has regular discussions each quarter with representatives from the Columbia Fund’s management in order to understand any developments or changes surrounding the valuation processes supporting these securities. Through discussions with Columbia Fund personnel, it is the Company’s understanding that there have been no changes to these valuation procedures.

In the Recent 10-Q (page 8), Abiomed added additional disclosure to Note 4 of its financial statements (Fair Value Measurements) to better describe the valuation of its holdings in the Columbia Fund.

“Level 3 financial assets include the Columbia Fund recorded in restricted securities. The Columbia Fund is an investment portfolio sponsored by Bank of America that contains over $1.3 billion in assets at September 30, 2008. Most of the securities in the Columbia Fund have their fair values determined through readily available market data, but there are some securities in the Fund for which there is limited market activity such that the determination of fair value requires significant judgment or estimation. Given current market conditions, as these securities are not actively traded, certain significant inputs (e.g. yield curves, spreads, prepayments and volatilities) are unobservable. These securities are valued primarily using broker pricing models that incorporate transaction details such as contractual terms, maturity, timing and amount of future cash inflows, as well as assumptions about liquidity. As a result, the Company has categorized these securities in Level 3 of the fair value hierarchy. At September 30, 2008, approximately 73% of the assets in the Columbia Fund were invested in mortgage-backed securities (U.S. subprime and non-subprime residential mortgages, U.S. commercial mortgages and foreign residential mortgages) and asset-backed securities (credit card, auto loan and student loan backed securities). The remaining assets in the Fund are in cash, corporate bonds and other assets. These securities are valued based on recently executed prices.”

United States Securities and Exchange Commission

November 26, 2008

13.	We reference your discussion of the use of brokers pricing models to value the Columbia Fund securities. Please tell us how these models were used in determining fair value. If the estimates of fair value obtained from brokers are not based on offers to buy or sell the securities please provide the basis for your reliance on these estimates.

Response to Comment 13:

As described in Response to Comment 12 above, the Company receives a valuation estimate of the Columbia Fund from Bank of America. It is estimated that 95% of the securities in the Columbia Fund were valued using readily available market data from pricing services. The remaining securities were valued based on other valuation models, which may include broker pricing models.

The Company sought to gain an understanding of the process by which the Columbia Fund management values securities in which market data is limited. As such, the Company has regular discussions with Columbia Fund management regarding the policies and procedures over the valuation of its securities, which include the following:

•

The Fund has a Valuation Committee that oversees and monitors valuation of investments in the Fund. This is not a new process that Columbia implemented with the difficulties involving the Columbia Fund but rather had been in place for a number of years.

•

The Valuation Committee meets on determining valuation of the investments in the Fund on a regular basis. Mandatory meetings are required on a monthly basis, but the Committee meets more often if necessary and often meet 1 to 2 times a week. Meetings have a formal agenda and minutes are documented of the meeting.

•

Securities in the Fund with readily available market information are priced daily based on results of third party vendors (eg: Reuters, IMS, etc.). The market price through these services can be overridden if there are certain facts that justify the change, but this needs to be approved by the Valuation Committee noting the reason for the change.

•

Securities in the Fund with no readily available market information have their market values determined by the Valuation Committee and each security being valued is documented in the meeting. In determining the value for these securities, the Valuation Committee considers a number of factors, such as discounted cash flows, comparisons with similar securities, discussions with managers of the securities, and if the securities are in workout mode, the Valuation Committee participates on the Creditor Committee of the securities to address their concerns. They enquire about timing of payments, risk of default and status of other factors (market conditions, regulatory changes, etc.) that may impact on the ability to realize full value on the investment.

United States Securities and Exchange Commission

November 26, 2008

The valuation of these non-marketable securities in the Columbia Fund requires some judgment by the Valuation Committee based on their experiences but they do document the reasons for their valuations.

The amount of securities in the Columbia Fund that do not have a readily available trading price is a small part of the Portfolio. Given that this part of the portfolio is small, that Columbia Fund has a policy for valuing these instruments, and that the Columbia Fund was audited and there appear to be appropriate internal controls in place for monitoring and valuing these securities, the Company believes that the total valuation of the Columbia Fund that includes these securities with limited pricing information is reasonable.

The Company reviews these investment valuation estimates provided by Columbia Fund Management and performs some analytical review for reasonableness and follows up periodically with Columbia Fund Management for any unusual items. The Company also conducts periodic updates enquiring of Columbia Fund Management on any changes with the procedures in how they value the securities in the Fund. Based on these facts, the Company believes that its policies and procedures to assess the valuation of the Columbia Fund are reasonable.

As part of the Company’s regular communications with the Columbia Fund Management, as of November 7, 2008, the net asset value of the Fund was approximately 92%, and the total assets in the Fund totaled $1.1 billion. Since December 6, 2007, the Company has received $34.2 million in disbursements from the Columbia Fund.

In addition to recording realized losses upon redemptions, the Company has recorded unrealized losses in its statements of operations based upon the difference between the market value and carrying value of the Columbia Fund at each reporting period commencing in December 2007.

In the Recent 10-Q (page 20), Abiomed added additional disclosure in the MD&A to better describe how estimates of fair value were used to value the Columbia Fund securities in accordance with the staff’s comments:

“Restricted securities at September 30, 2008 consist of $15.8 million of marketable securities held in the Columbia Fund. In December 2007, the Columbia Fund ceased accepting redemption requests from new or current investors and changed its method of valuing the securities in the Columbia Fund to market value rather than amortized cost. As a result, we reclassified the securities in the

United States Securities and Exchange Commission

November 26, 2008

Columbia Fund from cash equivalents to short-term marketable securities as the Columbia Fund was no longer expected to have a maturity of less than 90 days. We deemed that the unrealized loss on the Columbia Fund was not temporary as the market value of the Columbia Fund was approximately 96% of its carrying value at September 30, 2008. The Columbia Fund is being liquidated with distributions to us occurring during calendar 2008 and through September 30, 2009. Since December 6, 2007, we have received disbursements of approximately $34.2 million from the Columbia Fund with the most recent disbursement occurring on October 30, 2008 at approximately 93% of its original value.

“The recent and unprecedented disruption in the current credit markets has had a significant adverse impact on a number of financial and other institutions. Our investments in the Columbia Fund have been frozen since December 2007 and we are subject to redemptions of these investments based on the discretion of the fund (Note 5). When redemptions have occurred, we have realized losses on our original investment and we expect to incur losses on future redemptions. Since December 2007, we have incurred $0.9 million in realized losses on the Columbia Fund through October 31, 2008. We are not a party to any interest rate swaps, currency hedges or derivative contracts of any type and have no exposure to commercial paper or auction rate securities markets.

“Financial instruments, such as the Columbia Fund for which the fair value is derived primarily from broker quotes or pricing services may fall within Level 1, 2 or 3 of the SFAS 157 fair value hierarchy, depending on the observability of the inputs used to determine fair value. We review with Bank of America the pricing assumptions, inputs and methodologies in determining an instrument’s fair value as a basis for classification within the SFAS 157 fair value hierarchy. If we believe that these estimates of fair value differ significantly from our internal expectations, we review our findings with respect to data sources or assumptions used to determine whether the value is appropriate.”

United States Securities and Exchange Commission

November 26, 2008

14.	We note that you determined that the unrealized loss on the Columbia Fund was not temporary primarily based on the market value of the investment. Please tell us and disclose in future filings all the factors you considered in assessing whether this investment is other than temporarily impaired. Please refer to paragraph 16 of SFAS 115, FSP FAS 115-1 and SAB Topic 5M.

Response to Comment 14:

Paragraph 14 of FASB Staff Position SFAS 115-1, The Meaning of Other-Than-Temporarily Impairment and Its Application to Certain Investments, states, “When an investor has decided to sell an impaired available-for-sale security and the investor does not expect the fair value of the security to fully recover prior to the expected time of sale, the security shall be deemed other-than-temporarily impaired in the period in which the decision to sell is made.” On December 6, 2007, the Columbia Fund ceased accepting redemption requests from new or current investors and changed its method of valuing the securities in the Columbia Fund at market value rather than amortized cost. Accordingly, in December 2007, the Company reclassified the securities in the Columbia Fund from cash equivalents to short-term marketable securities as the Columbia Fund is no longer expected to have a maturity less than 90 days. The Columbia Fund is not expected to accept new redemption requests from investors. Accordingly, any losses in the net carrying value of the Columbia Fund were considered other than temporary.

SAB Topic 5M, Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities, states, “The financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer…that may affect the future earnings potential” and may indicate that a decline is other than temporary and that a write-down of the carrying value is required. In discussions with Bank of America, Bank of America indicated that it was not probable that the Columbia Fund would recover its original investment value. All distributions subsequent to the date that the Columbia Fund ceased accepting redemption requests have been below par (par being equal to $1.00 net asset value). Accordingly, it is the expectation that unrealized losses are other than temporary.

Paragraph 16 of SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, states, “if it is probable that the investor will be unable to collect all amounts due according to the contractual terms…, an other-than-temporary impairment shall be considered to have occurred.” Although the length of time between the cessation of accepting redemption requests and the quarterly reporting periods was short, the financial condition and near term prospects of the fund appeared to be impaired based on periodic valuations.

Note 5. Marketable Securities, page 9

15.	Please tell us the specific investments that are included in the Columbia Fund.

Response to Comment 15:

Attached as Exhibit B to this letter is the information provided to Abiomed by the Columbia Fund with respect to the holdings of the Columbia Fund as of June 30, 2008.

United States Securities and Exchange Commission

November 26, 2008

We hope that the foregoing has been responsive to the Staff’s comments. The Company has provided the requested acknowledgments in Exhibit A to this letter. Please direct any questions concerning this response letter to the undersigned at (617) 832-1724.

Thank you for your continued courtesy and consideration.

Very truly yours,

/s/ Mark A. Haddad
Mark A. Haddad

MAH:bjv

cc:	Stephen C. McEvoy

Peter M. Rosenblum

Exhibit A

ABIOMED, INC.

22 CHERRY HILL DRIVE

DANVERS, MA 01923

November 26, 2008

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0303

Mail Stop 6010

Attention:    Brian R. Cascio, Accounting Branch Chief

Re:	ABIOMED, Inc.

Form 10-K for the year ended March 31, 2008

File No. 1-9585

Dear Mr. Cascio:

ABIOMED, Inc. (“Abiomed”), is writing in response to the to the comments of the Staff on the above filing in your letter dated October 29, 2008.

In connection with Abiomed’s response to the Staff’s comments, Abiomed acknowledges that:

•	Abiomed is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Abiomed may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ABIOMED, INC.

/S/ MICHAEL R. MINOGUE
Michael R. Minogue
President and Chief Executive Officer

EXHIBIT B- COLUMBIA FUND HOLDINGS AS OF JUNE 30, 2008

CUSIP	Principal Amount	Security Description	Value	% of Fund
001330AG4	16,775,000	AIG Credit Premium Finance Master Trust	16,730,702	0.85
001383DD7	32,915,000	AIG Matched Funding Corp	32,586,824	1.66
00935WAA7	21,100,000	Aire Valley Mortages PLC	20,437,755	1.04
01551DAH5	3,699,310	ALG Student Loan Trust I	3,608,644	0.18
02582JDC1	1,841,000	American Express Credit Account Master Trust	1,807,962	0.09
030613AB9	53,330	AmeriCredit Automobile Receivables Trust	53,284	0.00
03061NHP7	2,154,349	AmeriCredit Automobile Receivables Trust	2,135,741	0.11
03063BAD5	4,994,000	AmeriCredit Automobile Receivables Trust	4,891,929	0.25
041239AF1	4,242,000	Arkle Master Issuer PLC	4,139,959	0.21
041239AG9	4,785,000	Arkle Master Issuer PLC	4,593,878	0.23
041239AW4	4,186,000	Arkle Master Issuer PLC	4,063,011	0.21
G0501WAB2	6,155,000	Arran Funding Ltd	6,039,982	0.31
042707AG4	32,191,000	Arran Residential Mortgages Funding PLC	31,803,420	1.62
04271AAB7	26,965,000	Arran Residential Mortgages Funding PLC	26,473,644	1.35
05461FAR8	11,821,000	Axon Financial Funding LLC	9,575,010	0.49
05462EAA7	32,692,000	Axon Financial Funding Ltd	326,920	0.02
4041A0CM8	26,325,000	Bank of Scotland PLC	26,025,307	1.33
116874AB4	21,531,000	Brunel Residential Mortgage Securitisation PLC	21,294,467	1.08
13606VTB8	5,395,000	Canadian Imperial Bank of Commerce/New York	5,393,031	0.27
14041GCK0	686,817	Capital One Auto Finance Trust	685,357	0.03
14041VAC7	4,287,642	Capital One Auto Finance Trust	4,301,012	0.22
14041VAD5	4,327,736	Capital One Auto Finance Trust	4,258,841	0.22
14040KCC0	9,558,000	Capital One Master Trust	9,560,409	0.49
14041NAU5	4,235,000	Capital One Multi-Asset Execution Trust	4,240,123	0.22
14041NBB6	1,314,000	Capital One Multi-Asset Execution Trust	1,312,316	0.07
14041NBF7	7,484,000	Capital One Multi-Asset Execution Trust	7,435,727	0.38
14041YAA5	12,580,000	Capital One Multi-Asset Execution Trust	12,383,308	0.63
14041NDW8	65,696,000	Capital One Multi-Asset Execution Trust	64,996,187	3.31
12500GUZ5	25,748,000	CC USA Inc	25,079,839	1.28
15719RAC4	2,748,690	Cetus ABS CDO	1,044,502	0.05
16151RCP6	5,249,000	Chase Credit Card Master Trust	5,249,138	0.27
16151RCY7	2,822,000	Chase Credit Card Master Trust	2,817,868	0.14
12556PAA5	2,094,988	CIT Education Loan Trust	2,080,166	0.11
17305EDC6	2,654,000	Citibank Credit Card Issuance Trust	2,628,570	0.13
172967DK4	4,159,000	Citigroup Inc	4,099,485	0.21
021468AB9	6,439,133	Countrywide Alternative Loan Trust	5,868,374	0.30
02147GAE4	11,485,934	Countrywide Alternative Loan Trust	8,758,611	0.45
12619BAB9	20,519	CPS Auto Trust	20,498	0.00
12619MAB5	2,878,939	CPS Auto Trust	2,885,520	0.15
23910PAF2	9,618,476	Davis Square Funding Ltd	9,422,260	0.48
251510EF6	1,777,297	Deutsche ALT-A Securities Inc Alternate Loan Trust	1,767,805	0.09
251510HU0	8,372,739	Deutsche ALT-A Securities Inc Alternate Loan Trust	7,363,548	0.37
26207PBH2	1,652,534	Drive Auto Receivables Trust	1,652,797	0.08
262073AC3	5,305,932	Drive Auto Receivables Trust	5,320,223	0.27
29880BAB5	213,922	Eurosail PLC	212,394	0.01
298807AE8	19,105,000	Eurosail PLC	18,710,940	0.95
32051GZ73	1,418,985	First Horizon Asset Back Trust	789,785	0.04
32113CAK6	18,319,000	First National Master Note Trust	17,990,049	0.92
33715WDC7	38,887,000	First Tennessee Bank NA	37,834,018	1.93
3371F1WT6	1,380,000	First Tennessee Bank NA	1,379,448	0.07
34527RKX0	1,097,267	Ford Credit Auto Owner Trust	1,098,558	0.06
34988MAC0	1,438,000	Fosse Master Issuer PLC	1,436,709	0.07
34988MAE6	1,246,000	Fosse Master Issuer PLC	1,244,161	0.06
35242RBM5	282,945	Franklin Auto Trust	283,224	0.01
36159GBA4	321,700	GE Business Loan Trust	319,590	0.02
36159QAA3	1,937,570	GE Commercial Loan Trust	1,918,272	0.10
36829WAA0	3,589,443	GE Commercial Loan Trust	3,516,362	0.18

EXHIBIT B- COLUMBIA FUND HOLDINGS AS OF JUNE 30, 2008

CUSIP	Principal Amount	Security Description	Value	% of Fund
36868QAA5	27,642,963	Gemstone CDO Ltd	12,439,334	0.63
38141EKM0	3,284,000	Goldman Sachs Group Inc/The	3,257,820	0.17
38141ELE7	36,177,000	Goldman Sachs Group Inc/The	35,285,165	1.80
38141ELJ6	39,375,000	Goldman Sachs Group Inc/The	39,238,290	2.00
38141ELR8	26,273,000	Goldman Sachs Group Inc/The	26,058,665	1.33
38141GET7	13,138,000	Goldman Sachs Group Inc/The	12,951,966	0.66
38141ELL1	26,273,000	Goldman Sachs Group LP	26,120,249	1.33
38405JAB5	10,908,000	Gracechurch Mortgage Financing PLC	10,822,781	0.55
38405JAC3	2,500,000	Gracechurch Mortgage Financing PLC	2,488,420	0.13
38405JCF4	6,016,000	Gracechurch Mortgage Financing PLC	5,837,400	0.30
38741YDE6	493,186	Granite Master Issuer PLC	491,993	0.03
38741YDQ9	2,771,549	Granite Master Issuer PLC	2,758,944	0.14
38741YCE7	7,893,000	Granite Master Issuer PLC	6,827,445	0.35
38741YCJ6	3,648,000	Granite Master Issuer PLC	2,918,400	0.15
38741YDJ5	3,249,000	Granite Master Issuer PLC	2,781,956	0.14
38741YDL0	4,025,000	Granite Master Issuer PLC	3,305,531	0.17
38741YDU0	3,354,000	Granite Master Issuer PLC	2,867,670	0.15
38741YDR7	9,292,000	Granite Master Issuer PLC	9,126,630	0.46
38741UAC1	4,576,501	Granite Mortgages PLC	4,552,378	0.23
38741VAF2	1,687,120	Granite Mortgages PLC	1,674,998	0.09
38741SAF9	2,804,914	Granite Mortgages PLC	2,753,943	0.14
38741QAD8	2,407,597	Granite Mortgages PLC	2,301,082	0.12
39052PAA7	33,578,378	Great Hall Mortgages PLC	30,064,401	1.53
43638XAD9	4,437,000	Holmes Financing PLC	4,435,611	0.23
44329CAB1	2,758,000	Household Credit Cart Master Note Trust	2,641,807	0.13
46071UAB6	10,863,231	Interstar Millennium Trust	10,327,999	0.53
46623ECW7	60,429,000	JPMorgan Chase & Co	59,824,106	3.05
48273PQZ9	3,139,000	K2 USA LLC	3,136,181	0.16
493897AB8	8,544,019	Kildare Securities Ltd	8,305,414	0.42
52426WAA4	4,385,778	Leek Finance PLC	4,349,433	0.22
52426KAB8	8,931,081	Leek Finance PLC	8,683,685	0.44
52426WAB2	64,830,000	Leek Finance PLC	60,390,571	3.07
52517PW31	378,000	Lehman Brothers Holdings Inc	366,922	0.02
57878FAC9	64,632,000	Mazarin Funding Corp	64,586,758	3.29
55266LFB7	13,206,000	MBIA Global Funding LLC	12,071,129	0.61
55266LFS0	27,593,000	MBIA Global Funding LLC	24,042,278	1.22
58403AAG3	24,221,556	Medallion Trust	22,079,462	1.12
59018YB34	26,273,000	Merrill Lynch & Co Inc	25,015,285	1.27
59018YVQ1	9,853,000	Merrill Lynch & Co Inc	9,846,891	0.50
59018YXS5	26,273,000	Merrill Lynch & Co Inc	25,520,226	1.30
620524AB4	11,918,000	Mound Financing PLC	11,832,286	0.60
620524AC2	6,366,000	Mound Financing PLC	6,252,023	0.32
66704JBN7	1,830,759	Northstar Education Finance Inc	1,817,224	0.09
69912LAA3	2,659,648	Paragon Mortgages PLC	2,522,964	0.13
71419QAH1	2,179,000	Permanent Financing PLC	2,169,469	0.11
71419GAD2	10,434,000	Permanent Master Issuer PLC	10,155,141	0.52
69335PAE5	9,536,000	PFS Financing Corp	9,489,808	0.48
721479AA1	27,750,000	Pillar Funding PLC	27,305,778	1.39
74112KAB1	8,691,980	Prestige Auto Receivables Trust	8,633,579	0.44
74490BAB3	3,600,000	Providian Master Note Trust	3,597,202	0.18
74490BAG2	14,700,000	Providian Master Note Trust	14,442,216	0.74
74490BAK3	12,600,000	Providian Master Note Trust	12,293,176	0.63
748940AD5	7,350,474	Residential Accredit Loans Inc	7,153,824	0.36
75115AAD3	15,400,712	Residential Accredit Loans Inc	15,186,505	0.77
80281VAB9	568,574	Santander Drive Auto Receivables Trust	567,972	0.03
8265Q0SR4	27,150,000	Sigma Finance Inc	25,276,650	1.29

EXHIBIT B- COLUMBIA FUND HOLDINGS AS OF JUNE 30, 2008

CUSIP	Principal Amount	Security Description	Value	% of Fund
8265Q0TG7	14,434,000	Sigma Finance Inc	13,361,554	0.68
8265Q0VF6	26,937,000	Sigma Finance Inc	25,986,124	1.32
8265Q0YX4	39,498,000	Sigma Finance Inc	39,091,171	1.99
78490HAF2	26,276,000	SLM Corp	24,998,382	1.27
78443CAY0	1,503,484	SLM Student Loan Trust	1,483,944	0.08
84604AAD3	21,673,000	Sovereign Dealer Floor Plan Master LLC	20,712,236	1.05
85431AHF7	8,757,000	Stanfield Victoria Funding LLC	7,180,740	0.37
85431AJK4	21,208,000	Stanfield Victoria Funding LLC	17,390,560	0.89
85431AKD8	14,117,000	Stanfield Victoria Funding LLC	11,575,940	0.59
78453VAA7	132,304	Superannuation Members Home Loans Global Fund	130,517	0.01
78453XAA3	2,213,496	Superannuation Members Home Loans Global Fund	2,185,669	0.11
86837TAB0	67,331,000	Superior Wholesale Inventory Financing Trust	67,167,419	3.42
86837TAC8	5,914,000	Superior Wholesale Inventory Financing Trust	5,878,140	0.30
86837VAA7	24,634,000	Superior Wholesale Inventory Financing Trust	23,916,239	1.22
870752AA0	63,759,000	Swift Master Auto Receivables Trust	60,875,295	3.10
885220HZ9	3,969,824	Thornburg Mortgage Securities Trust	3,933,243	0.20
885221AA9	12,569,798	Thornburg Mortgage Securities Trust	12,469,480	0.63
89578SAR4	1,548,523	Triad Auto Receivables Owner Trust	1,543,912	0.08
90042PAA3	20,310,000	Turquoise Card Backed Securities PLC	20,056,125	1.02
90042PAB1	4,140,000	Turquoise Card Backed Securities PLC	4,032,621	0.21
92976BLJ9	29,223,237	Wachovia Bank Commercial Mortgage Trust	27,028,242	1.38
93933VAW8	4,591,000	Washington Mutual Bank/Henderson NV	4,504,460	0.23
93933YAB8	18,900,000	Washington Mutual Master Note Trust	18,237,043	0.93
929257AE3	77,316	WFS Financial Owner Trust	77,298	0.00
929257AD5	1,139,135	WFS Financial Owner Trust	1,139,475	0.06
96432XJV6	9,306,000	White Pine Finance LLC	9,246,442	0.47
		Cash & Cash Equivalents	58,501,791	2.98
		Other Assets and Liabilities	42,923,802	2.19
		Net Assets	1,964,166,805	100%